UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended October 26, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from            to

Commission file number   1-2402

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation
Tax Deferred Investment Plan B

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation
1 Hormel Place
Austin, MN 55912

507-437-5611

Report of Independent Auditors

The Employee Benefits Committee

Hormel Foods Corporation

Tax Deferred Investment Plan B

We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Tax Deferred Investment Plan B as of October 26, 2002 and October 27, 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by Massachusetts Mutual Life Insurance Company, the custodian of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s 2001 financial statements, except for comparing the information provided by the custodian, which is summarized in Note 3, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of October 27, 2001. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the custodian have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at October 26,

2002, and changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan’s financial statements as of and for the year ended October 26, 2002, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of October 26, 2002 is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements for the year ended October 26, 2002, and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                /s/ Ernst & Young LLP

Minneapolis, Minnesota

April 17, 2003

Hormel Foods Corporation

Tax Deferred Investment Plan B

Statements of Net Assets Available for Benefits

	October 26, 2002	October 27, 2001
Assets
Cash and cash equivalents	$1,337,514	$—
Investments	63,164,312	59,474,130
Contributions receivable from Hormel Foods Corporation	171,816	172,622
Contributions receivable from participants	508,173	518,577
Net assets available for benefits	$65,181,815	$60,165,329

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan B

Statements of Changes in Net Assets Available for Benefits

	Year Ended
	October 26, 2002	October 27, 2001
Additions:
Contributions from Hormel Foods Corporation	$205,031	$190,324
Contributions from participants	4,436,770	4,454,558
Interest and dividend income	676,916	546,879
Transfer from another plan	1,428,934	—
	6,747,651	5,191,761

Deductions:
Distributions	2,754,445	3,334,663
Administrative expenses	49,423	37,439
	2,803,868	3,372,102
Net realized and unrealized appreciation in fair value of investments	1,072,703	6,177,864
Net additions	5,016,486	7,997,523
Net assets available for benefits at beginning of year	60,165,329	52,167,806
Net assets available for benefits at end of year	$65,181,815	$60,165,329

See accompanying notes.

Hormel Foods Corporation

Tax Deferred Investment Plan B

Notes to Financial Statements

October 26, 2002

1. Significant Accounting Policies

The accounting records of the Hormel Foods Corporation Tax Deferred Investment Plan B (the Plan) are maintained on the accrual basis.

Marketable securities are stated at fair value (the last reported sales price on the last business day of the year). Mutual funds are valued based on quoted market prices. For pooled separate accounts, fair value represents the net asset value of the fund shares which is calculated based on the valuation of the funds’ underlying investments at fair value at the end of the year. The investment in insurance company general accounts is reported at contract value. The Plan’s insurance company general account contract is fully benefit responsive. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Participant loans are valued at their outstanding balances, which approximate fair value.

All costs and expenses incurred in connection with the operation of the Plan with regard to the purchase and sale of investments and certain professional fees are paid by the Plan.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

The Plan is a contributory defined contribution plan covering non-exempt hourly employees of Hormel Foods Corporation and certain eligible subsidiaries, who have completed one year of eligibility service. A year of eligibility service would be a year beginning with the first day of employment in which an employee worked 1,000 hours or any subsequent fiscal year in which an employee works 1,000 hours.

Each employee who elects to become a member of the Plan authorizes a deduction of 1% to 15% of their compensation for each pay period. The Plan contains a diversified selection of funds, intended to satisfy the Internal Revenue Code (the Code) Section 404(c). Effective May 15, 2002, eligible employees may self-direct their Founders’ Fund Subaccount to any available investment option. Prior to this time, the Founders’ Fund could only be invested in the Hormel Stock Fund. Eligible employees receive Company matching contributions according to the terms of their subscribing employer plan agreement.

Employee and employer contributions are always 100% vested in the participants’ plan account.

The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time without the consent of any participant or beneficiary subject to restrictions set by the collective bargaining agreement. If the Plan is terminated, all participants affected by such termination shall be fully vested and nonforfeitable in their accrued benefits as of the date of termination.

Participants may borrow from their fund accounts a minimum of $500 up to a maximum of $50,000 or 50% of their account balance. Loan terms range from one to five years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account. Principal and interest are paid ratably through payroll deductions.

Effective October 26, 2002, the VISTA International Packaging, Inc. 401(k) Plan was merged into the Hormel Foods Corporation Tax Deferred Investment Plan A and the Hormel Foods Corporation Tax Deferred Investment Plan B.

3. Investments

The Plan’s investments are held by Massachusetts Mutual Life Insurance Company. All investment information disclosed in the accompanying financial statements and schedules including investments held at October 26, 2002 and October 27, 2001, and net appreciation (depreciation) in fair value of investments, interest, dividends, and investment expenses for the years then ended were obtained or derived from information supplied to the plan administrator and certified as complete and accurate by the trustee.

Interest rates paid by the investment contracts are determined at the time of purchase. As of October 26, 2002 and October 27, 2001, the crediting interest rate on the Fixed Income Fund was 5.75% and 6.0%, respectively. Interest rates paid by the investment contracts are determined at the time of purchase. The average yield on the Plan’s investment contract for the years ended October 26, 2002 and October 27, 2001 was 5.75% and 6.0%, respectively. As of October 26, 2002, fair value of the investment contract was estimated to be approximately 95% and 94% of contract value, respectively. Fair value was estimated based upon discounting future cash flows under the contracts at current interest rates for similar investments with comparable terms.

During the years ended October 26, 2002 and October 27, 2001, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,072,703 and $6,177,864, respectively, as follows:

	2002	2001
Net appreciation (depreciation) in fair value during the year:
Interest in nonpooled separate account	$3,328,748	$10,488,207
Mutual funds	(85,391)	(99,839)
Pooled separate accounts	(2,170,654)	(4,210,504)
	$1,072,703	$6,177,864

The Plan is authorized to invest up to 100% of the fair value of its net assets available for benefits in the common stock of the Company. Such investment totaled approximately 57% and 61% at October 26, 2002 and October 27, 2001, respectively.

The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	October 26, 2002	October 27, 2001
Interest in nonpooled separate accounts:
Hormel Foods Corporation common stock	$37,143,108	$36,046,695
IBT Money Market Fund	434,983	603,282
Total interest in nonpooled separate accounts	37,578,091	36,649,977

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company Core Value Equity Fund	*	2,774,849
Massachusetts Mutual Life Insurance Company Aggressive Growth Fund	*	3,331,489

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company Fixed Income Fund	10,148,606	7,068,131

*Investments did not equal 5% or more of the Plan’s net assets at plan year-end.

Investments in Nonpooled Separate Account

All of the Hormel Foods Corporation Common Stock in the Plan is invested in a nonpooled separate account. The nonpooled separate account is maintained by Investors Bank & Trust Company (IBT).

The nonpooled separate account’s investments at fair value are presented in the following schedule:

	October 26, 2002	October 27, 2001
Hormel Foods Corporation common stock	$176,201,091	$173,392,682
IBT Money Market Fund	2,063,492	2,901,921
Total nonpooled separate account	$178,264,583	$176,294,603

The Plan’s percentage interest in the nonpooled separate account at October 26, 2002 and October 27, 2001 was 21%.

Changes in the nonpooled separate account for the years ended October 26, 2002 and October 27, 2001 are presented in the following table.

	Year Ended
	October 26, 2002	October 27, 2001
Contributions:
Contributions from Hormel Foods Corporation	$3,595,428	$3,216,647
Contributions from participants	3,196,656	2,871,931
	6,792,084	6,088,578

Investment income	205,614	169,119

Expenses:
Distributions	(7,780,212)	(6,627,834)
Administrative expenses	(13,830)	(14,805)
	(7,794,042)	(6,642,639)

Net realized and unrealized appreciation in fair value of investments	16,399,877	52,867,537

Net transfers to investment fund options held outside the nonpooled separate account	(13,633,553)	(15,451,787)

Net increase	1,969,980	37,030,808
Net assets at beginning of year	176,294,603	139,263,795
Net assets at end of year	$178,264,583	$176,294,603

4. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments (a subaccount within the nonpooled separate account) is as follows:

	October 26, 2002	October 27, 2001
Net assets:
Hormel Foods Corporation common stock	$17,052,239	$16,991,157
IBT Money Market Fund	104,924	170,841
Total nonparticipant-directed investments	$17,157,163	$17,161,998

	Year Ended
	October 26, 2002	October 27, 2001
Changes in net assets:
Contributions from participants	$442,163	$168,323
Contributions from Hormel Foods Corporation	171,031	425,590
Administrative expenses	(5,939)	(6,271)
Investment income	37,657	4,308
Net appreciation	1,485,856	5,109,681
Benefits paid to participants	(858,085)	(1,029,592)
Transfers to participant-directed investments	(1,277,518)	(221,382)
	$(4,835)	$4,450,657

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 4, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

Hormel Foods Corporation

Tax Deferred Investment Plan B

EIN: 41-0319970

Plan: 051

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

October 26, 2002

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par, or Maturity Value	Cost	Current Value
Nonpooled separate accounts:
Hormel Stock Fund*	2,438,328 units	$24,369,683	$37,578,091

Insurance company general accounts:
Massachusetts Mutual Life Insurance Company:*
Fixed Income Fund	789,614 units	—	10,148,606

Pooled separate accounts:
Massachusetts Mutual Life Insurance Company:*
Aggressive Growth Fund	354,951 units	—	3,090,975
Conservative Growth Fund	123,269 units	—	1,194,755
Moderate Growth Fund	187,575 units	—	1,764,975
MM Fundamental Value Fund	30,065 units	—	2,417,246
MM International Equity Fund	6,283 units	—	1,092,506
High Yield Fund	2,237 units	—	217,578
MM Small Co Value Fund	11,835 units	—	991,767
DLB Core Growth Fund	2,928 units	—	204,954
MM Aggressive Growth (Janus) Fund	5,741 units	—	233,278
MM Indexed Equity Fund	598 units	—	135,111
MM Large Cap Value Fund	6,066 units	—	649,595
MM Core Bond Fund	359 units	—	430,751
Conservative Journey Fund	410 units	—	43,522
Total pooled separate accounts		—	12,467,013

Mutual funds:
Manager’s Funds, LLC:
Manager’s Special Equity Fund	66,160 units	—	474,683

Promissory notes	Various notes from participants bearing interest at 6.25% to 11.50% due in various installments through October 2017	—	2,495,919
Total assets held at end of year		$24,369,683	$63,164,312

*Indicates a party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN B

Date:	April 21, 2003	By	/s/ M. J. McCOY
M. J. McCOY
Executive Vice President
and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Auditors